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        Filed by AVI BioPharma, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

        Subject Company: eXegenics, Inc.
Commission File No. 0-26648

AVI Contact:
AVI BioPharma, Inc.
Michael Hubbard (hubbard@avibio.com)
(503) 227-0554

Investor Contacts:
Lippert/Heilshorn & Associates Inc.
Bruce Voss (bvoss@lhai.com)
Jody Cain (jcain@lhai.com)
(310) 691-7100

Press Contact:
Waggener Edstrom Bioscience
Wendy Carhart (wendyc@wagged.com)
(503) 443-7000

AVI BioPharma Announces Termination of Merger Agreement; Exchange Offer With eXegenics, Inc.

        PORTLAND, Ore.—September 2, 2003—AVI BioPharma, Inc. (Nasdaq: AVII) announced today that it has provided notice of termination of the Agreement and Plan of Merger with eXegenics, Inc. and Elk Acquisition, Inc. The termination of the Agreement and Plan of Merger will also terminate the previously announced exchange offer for all shares of capital stock of eXegenics. The initial offer period, as extended, expired at midnight on August 29, 2003. All shares of eXegenics capital stock previously deposited with AVI's exchange agent pursuant to the exchange offer will be promptly returned.

        "We're disappointed that more stockholders of eXegenics did not accept our offer," commented Denis R. Burger, Ph.D., chairman and chief executive officer of AVI. "A number of circumstances unrelated to our exchange offer may have distracted stockholders, including various consent solicitations and a competing unsolicited cash tender offer, which led to an environment that was not conducive to this transaction, at this time, for the eXegenics stockholders."

About AVI BioPharma

        AVI BioPharma develops therapeutic products for the treatment of life-threatening diseases using two technology platforms: third-generation NeuGene® antisense drugs and cancer immunotherapy. AVI's lead NeuGene antisense compound is designed to target cardiovascular restenosis, cancer, polycystic kidney disease and other cell proliferation disorders. In addition to targeting specific genes in the body, AVI's antiviral program uses NeuGene antisense compounds to target single-stranded RNA viruses, including West Nile Virus, SARS, coronavirus, calicivirus, and Hepatitis C. AVI's lead cancer agent, AVICINE®, is a therapeutic cancer vaccine with late-stage trials planned for the treatment of pancreatic and colorectal cancer. More information about AVI is available on the company's Web site at http://www.avibio.com/.

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        This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. These risks include the risk to both companies that the acquisition of eXegenics by AVI contemplated in the definitive merger agreement will not be consummated. In addition, statements in this press release relating to the expected benefits of the contemplated acquisition are subject to the risk that these benefits will not be realized, and the general risks associated with the respective businesses of eXegenics and AVI as described in the reports and other documents filed by each of them with the SEC. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to AVI and eXegenics, and neither AVI nor eXegenics assumes any obligation to update any forward-looking statement or other statement included in this press release.

        Questions regarding the terminated exchange offer cay be directed to AVI's information and exchange agent, Mellon Investor Services LLC, at (866) 323-8164.

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AVI BioPharma Announces Termination of Merger Agreement; Exchange Offer With eXegenics, Inc.